HUNTON & WILLIAMS LLP 1900 K STREET, N.W. WASHINGTON, D.C. 20006-1109 TEL 202 • 955 • 1500 FAX 202 • 778 • 2201

April 11, 2006	JACK A. MOLENKAMP DIRECT DIAL: 202-955-1959 EMAIL: jmolenkamp@hunton.com FILE NO: 54521.001017

U.S. Securities and Exchange Commission

Washington, DC 20549

ATTN: Sara D. Kalin, Branch Chief- Legal

RE:	First NLC Securitization, Inc.

Registration Statement No. 333-132277

Ladies and Gentlemen:

We have enclosed for filing Amendment No. 1 to First NLC Securitization, Inc.’s Form S-3 Registration Statement, File No. 333-132277. Our response to the SEC’s comment letter dated April 4, 2006 is set forth below.

REGISTRATION STATEMENT ON FORM S-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instructions I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

The Registrant hereby confirms that it and the issuing entities formed by it or its affiliates with respect to mortgage loans have been current and timely with respect to their Exchange Act reporting over the last twelve months. The Depositor has one affiliate, FBR Securitization, Inc., that has offered eight series of asset-backed securities involving the same asset class in 2005. The CIK Codes for those transactions are listed below:

FBR Securitization Trust 2005-1 FBR Securitization Trust 2005-2 FBR Securitization Trust 2005-3 FBR Securitization Trust 2005-4 FBR Securitization Trust 2005-5 First NLC Trust 2005-1 First NLC Trust 2005-2 First NLC Trust 2005-3	0001336437 0001340015 0001343694 0001346133 0001346202 0001326818 0001331694 0001344621

U.S. Securities and Exchange Commission

April 11, 2006

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

The Registrant hereby confirms that all material terms to be included in the finalized agreements will be disclosed in the final rule 424(b) prospectus, or that finalized agreements will be finalized simultaneously with or prior to the final prospectus.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

The Registrant hereby confirms that it will continue to file unqualified legal and tax opinions at the time of each takedown.

4. We note that your cover page indicates that each issuing entity will consist “primarily” of certain listed assets, and that page 46 indicates that the asset pool “may” consist of such assets. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise as appropriate.

The Registrant hereby confirms that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

U.S. Securities and Exchange Commission

April 11, 2006

PROSPECTUS SUPPLEMENT 1

General

5. Please include a separately captioned section to disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors, if applicable. Refer to Item 1117 of Regulation AB.

The Registrant has made the suggested changes.

Cover Page

6. We note your statement on page S-i that if information varies between the prospectus supplement and the base prospectus, investors should rely on the information contained in the prospectus supplement. While disclosure in the prospectus supplement may enhance the information set forth in the base prospectus, it should not contradict it. Please revise accordingly. Refer to Section IIIA.3.b of SEC Release 33-8518.

The Registrant has made the suggested changes.

Attributes of the Assets, page S-47

7. We note from page 73 of the base prospectus and from the bracketed language you have provided on page S-48 that you may include delinquent assets in the pool. Please expand your bracketed language to include tabular information illustrating the form of disclosure you would provide, if applicable. Refer to Item 1111(c) and 1100(b) of Regulation AB. Additionally, please confirm that no non-performing assets will be included in the asset pool and that delinquent assets will comprise less than 20% of the asset pool.

The Registrant has made the suggested changes, and hereby confirms that no non-performing assets will be included in the asset pool and that delinquent assets will comprise less than 20% of the asset pool.

Underwriting Guidelines, page S-51

8. You state that “[n]one of the depositor, the master servicer, the owner trustee, the indenture trustee, the securities administrator, the underwriters or any of their respective affiliates has made or will make any representations as to the accuracy or completeness of such information.

U.S. Securities and Exchange Commission

April 11, 2006

Please delete the disclaimer in this section and in the following prospectus supplement. Additionally, ensure that no other similar disclaimers are included in the filing.

The Registrant has made the suggested changes.

BASE PROSPECTUS

Payments of Interest, page 27

9. Please expand your disclosure in this section to identify all indices on which payments of interest on the securities may be based. Refer to Item 1113(a)(3) of Regulation AB.

The Registrant has made the suggested changes.

Credit Enhancement, page 60

10. While it appears that you have provided the information regarding derivative instruments under “Cash Flow Agreements and Derivative Instruments,” we note that you also reference derivative agreements and derivative instruments in this section. Please confirm that such references are limited to the derivatives you have specifically described on pages 57-59 or revise as necessary. In this regard, we note that all derivatives should be limited to interest and currency agreements.

The Registrant hereby conforms that the references to derivative agreements and derivative instruments are limited to those described on page 57-59.

11. We note from the first paragraph of this section that any form of credit enhancement may be structured so as to be drawn upon by more than one series. We also note from the second paragraph of this section that if a form of credit enhancement covers more than one series of securities, holders of securities will be subject to the risk that such credit enhancement will be exhausted by the claims of other covered series prior to receiving their share of coverage. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

Regulation AB defines an “asset-backed security” as one “that is primarily serviced by the cash flows of a discrete pool of receivables or other financial assets.” The types of credit enhancement that would cover more than one series of securities are limited in scope, and are a relatively minor portion of the credit enhancement for any particular series. Each security would continue to be primarily serviced by the cash flows of a discrete pool of receivables or other financial assets.

U.S. Securities and Exchange Commission

April 11, 2006

For example, insurance might be obtained to cover losses on loans relating to bankrupt borrowers. Because of the expectation that bankrupt borrowers would comprise only a small portion of the loans in any one series, and because insurance coverage may be obtained in larger amounts at less cost, the depositor could determine to provide one policy to cover the same risk for multiple series. In such event, the applicable prospectus supplement will disclosure the structure of that credit enhancement in a manner that is transparent and understandable to prospective investors, including a risk factor addressing the additional risks occasioned by such a structure.

Delivery of Additional Assets, page 67

12. Please revise your disclosure in this section to better explain the circumstances under which you would add assets to the pool subsequent to the cut-off date, including a more thorough description of the “other means” you may use to do so. Additionally, tell us why this arrangement is consistent with the definition of an asset-backed security. Refer to Section III.A.2 of SEC Release No. 33-8518.

The Registrant has modified the disclosure regarding the delivery of assets subsequent to the cut-off date. Assets would be delivered subsequent to the cut-off date in only two circumstances: first, in substitution for assets as to which a representation or warranty was breached; and second, in connection with the take-out of a prefunding account. SEC Release No. 33-8518 specifically permits prefunding accounts that do not exceed 50% of the proceeds of the offering and do not extend for more than one year. Substitution is typically quite limited as a practical matter, and specific parameters are placed upon the substituted assets so that the basic characteristics of the asset pool would not be altered by such substitution. As a result, there will always be a discrete pool of receivables or other financial assets backing the asset-backed securities.

Sincerely, Jack A. Molenkamp